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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50550

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/05__ AND ENDING __12/31/05__
              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bouchey & Associates, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__1471 Route 9, Suite 202__
(No. and Street)

__Clifton Park__   __NY__   __12065__
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Barbara Bouchey__   __(518) 583-0090__
                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Roback, Kumlander & Pehl, CPAs, LLP__
       (Name – if individual, state last, first, middle name)

__100 Saratoga Village Blvd., Suite 36, Malta, NY 12020__
 (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAY 15 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Barbara J. Bouchey__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Bouchey & Associates, Inc.__ , as of __December 31__ , 20 __05__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Title

DAWN L. MORRISON
Notary Public State of New York
Qualified in Saratoga County
No. 01MO6064819
My Commission Expires Dec. 16, 20 06

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOUCHEY & ASSOCIATES, INC.

FINANCIAL STATEMENTS

December 31, 2005 and 2004





Roback, Kumlander & Pehl
Certified Public Accountants, LLP

TABLE OF CONTENTS



Roback, Kumlander & Pehl
Certified Public Accountants, LLP



100 Saratoga Village Blvd.,
Suite 36 • Malta, NY 12020
Phone: (518) 899-5544
Fax: (518) 899-4974
E-mail: rkp@rkpcpa.com
www.rkpcpa.com

Roback, Kumlander & Pehl
Certified Public Accountants, LLP

Robert R. Roback, Sr., CPA, CFS
Timothy W. Pehl, CPA, CFP
Daniel R. Kumlander, CPA

INDEPENDENT AUDITORS' REPORT

Barbara J. Bouchey
Bouchey & Associates, Inc.
Clifton Park, New York 12065

We have audited the accompanying statements of financial condition of Bouchey & Associates, Inc. (an S Corporation) as of December 31, 2005 and 2004 and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bouchey & Associates, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Roback, Kumlander + Pehl

Certified Public Accountants, LLP

February 8, 2006



BOUCHEY & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2005 and 2004

ASSETS

	2005	2004
Current Assets		
Cash	$ 17,806	$ 57,852
Commissions receivable	7,854	9,233
Prepaid expenses	1,793	1,188
Note receivable	-	8,842
Total Current Assets	27,453	77,115
Total Assets	$ 27,453	$ 77,115

LIABILITIES AND SHAREHOLDER'S EQUITY

	2005	2004
Current Liabilities		
Accrued expenses	$ 2,850	$ 2,750
Commissions payable	1,611	1,301
Due to affiliate	-	1,205
Corporate taxes payable	100	100
Total Current Liabilities	4,561	5,356
Total Liabilities	4,561	5,356
Shareholder's Equity		
Common stock - no par, 200 shares authorized, 10 shares issued and outstanding	100	100
Additional paid in capital	9,900	9,900
Retained earnings	12,892	61,759
Total Shareholder's Equity	22,892	71,759
Total Liabilities and Shareholder's Equity	$ 27,453	$ 77,115

See auditors' report and notes to financial statements.

ROBACK, KUMLANDER & PEHL
Certified Public Accountants, LLP

BOUCHEY & ASSOCIATES, INC.
STATEMENTS OF INCOME
For the Years Ended December 31, 2005 and 2004

	2005	2004
Commission Income	$ 38,359	$ 84,918
General and Administrative Expenses		
Commission expense	9,274	23,157
Legal and accounting	4,950	4,515
Fees and licenses	1,959	2,138
Insurance expense	923	399
Bank charges	20	-
Total General and Administrative Expenses	17,126	30,209
Net Income Before Provision for Income Taxes	21,233	54,709
Corporate tax expense	100	100
Net Income	$ 21,133	$ 54,609

See auditors' report and notes to financial statements.

ROBACK, KUMLANDER & PEHL
Certified Public Accountants, LLP

3

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	COMMON STOCK IN TREASURY	TOTAL
Balance - December 31, 2003	$ 100	$ 9,900	$ 47,150	$ -	$ 57,150
Net Income	-	-	54,609	-	54,609
Distributions	-	-	(40,000)	-	(40,000)
Balance - December 31, 2004	100	9,900	61,759	-	71,759
Net Income	-	-	21,133	-	21,133
Distributions	-	-	(70,000)	-	(70,000)
Balance - December 31, 2005	$ 100	$ 9,900	$ 12,892	$ -	$ 22,892

See auditors' report and notes to financial statements.

ROBACK, KUMLANDER & PEHL
Certified Public Accountants, LLP

BOUCHEY & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
December 31, 2005 and 2004

There were no liabilities subordinated to claims of creditors in 2005 or 2004.

See auditors' report and notes to financial statements.

ROBACK, KUMLANDER & PEHL
Certified Public Accountants, LLP

BOUCHEY & ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 21,133	$ 54,609
(Increase) Decrease in Assets		
Commissions receivable	1,379	799
Prepaid expenses	(605)	140
Increase (Decrease) in Liabilities		
Accrued expenses	100	125
Commissions payable	310	(327)
Due to affiliate	(1,205)	805
Cash Provided By Operating Activities	21,112	56,151
CASH FLOWS FROM INVESTING ACTIVITIES		
Notes receivable, net	8,842	(8,842)
Cash Provided (Used) By Investing Activities	8,842	(8,842)
CASH FLOWS FROM FINANCING ACTIVITIES		
Shareholder distributions	(70,000)	(40,000)
Cash Used By Financing Activities	(70,000)	(40,000)
NET (DECREASE) INCREASE IN CASH	(40,046)	7,309
CASH - BEGINNING	57,852	50,543
CASH - ENDING	$ 17,806	$ 57,852
Supplemental disclosures of cash flow information		
Cash paid during the year for income tax	$ 100	$ 100

See auditors' report and notes to financial statements.

ROBACK, KUMLANDER & PEHL
Certified Public Accountants, LLP

6

NOTE 1:   ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company was incorporated September 5, 1997 in the State of New York and provides services throughout the Capital District of New York. The Company provides investment services to businesses and the general public.

NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity
The Company is engaged in a single line of business as a securities broker-dealer, and provides one class of service, agency transactions. These transactions involve the use of mutual funds and insurance products only. The Company is a non-clearing broker-dealer.

Income Taxes
Income taxes have not been provided because the shareholder has elected to have the Company treated as an S corporation for income tax purposes as provided in Section 1362(a) of the Internal Revenue Code. As such, the Corporation's income or loss is passed through to the shareholder and reported on her individual income tax return. The accompanying provision for income taxes represents a state corporation tax surcharge.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE 3:   CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATION

The Company is exempt under rule 15c3-3 of the Securities and Exchange Commission for the use of a special reserve as the Company provides services only as a non-clearing broker.

NOTE 4:   COMMISSIONS RECEIVABLE

The company is a non-clearing broker-dealer. The commissions receivable represent commissions and 12b-1 fees earned on investment transactions. The Company considers commissions receivable to be fully collectible. Accordingly, no reserve for bad debts is required.

See auditors' report.

ROBACK, KUMLANDER & PEHL
Certified Public Accountants, LLP   7

BOUCHEY & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 5: NOTE RECEIVABLE

The Company advanced funds to a representative. These advances are unsecured, non-interest bearing, and are due on demand. There were no outstanding advances at December 31, 2005. At December 31, 2004, outstanding advances totaled $8,842.

NOTE 6: PROVISION FOR INCOME TAXES

The details of the provision for income taxes are as follows:

	Years Ended December 31, 2005	2004
State	$ 100	$ 100

For income tax purposes the Company reports income on the cash basis of accounting.

NOTE 7: CASH FLOW INFORMATION

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

NOTE 8: SUBORDINATED BORROWINGS

There are no subordinated borrowings at December 31, 2005.

See auditors' report.

ROBACK, KUMLANDER & PEHL
Certified Public Accountants, LLP

8

NOTE 9:   NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform New Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company had net capital of $11,199 and $51,829 at December 31, 2005 and 2004, respectively of which $6,199 and $46,829 was in excess of its required net capital of $5,000. The Company's net capital ratio was .41 to 1 and .10 to 1 at December 31, 2005 and 2004, respectively.

NOTE 10:   USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 11:   RELATED PARTY

Due to/from affiliate consists of loans to and from Bouchey Asset Management. Both companies are owned by the same shareholder. The loans were made for working capital needs and are non-interest bearing.

See auditors' report.

ROBACK, KUMLANDER & PEHL
Certified Public Accountants, LLP



100 Saratoga Village Blvd.,
Suite 36 • Malta, NY 12020
Phone: (518) 899-5544
Fax: (518) 899-4974
E-mail: rkp@rkpcpa.com
www.rkpcpa.com

Roback, Kumlander & Pehl
Certified Public Accountants, LLP

Robert R. Roback, Sr., CPA, CFS
Timothy W. Pehl, CPA, CFP
Daniel R. Kumlander, CPA

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Barbara J. Bouchey
Bouchey & Associates, Inc.
Clifton Park, New York 12065

In planning and performing our audit of the financial statements and supplemental schedules of Bouchey & Associates, Inc. (an S Corporation), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

10



Members:

American Institute of Certified
Public Accountants (AICPA)

Association for Investment
Management and Research (AIMR)

New York State Society of Certified
Public Accountants (NYSSCPA)

Financial Planning Association CFP

Registered Investment Advisors

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the owner, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rolock, Kumlamder + Pehl

Certified Public Accountants, LLP

February 8, 2006

11

BOUCHEY & ASSOCIATES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005 and 2004

		2005		2004
Net Capital				
Total shareholder's equity	$	22,892	$	71,759
Deduct shareholder's equity not allowable for net capital		9,900		9,900
Total Shareholder's Equity Qualified for Net Capital		12,992		61,859
Add subordinated borrowing allowable in computation of net capital		-		-
Total Capital and Allowable Subordinated Borrowings		12,992		61,859
Deductions and/or charges:				
Notes receivable	$	-	$	8,842
Prepaid expenses		1,793		1,188
Net capital before haircuts on securities positions		11,199		51,829
Haircuts on securities		-		-
Net Capital	$	11,199	$	51,829
Aggregate Indebtness:				
Items included in statement of financial condition:				
Commissions payable	$	1,611	$	1,301
Due to affiliate		-		1,205
Other accounts payable and accrued expenses		2,950		2,850
Items not included in statement of financial condition:				
Unrecorded amounts		-		-
Total Aggregate Indebtness	$	4,561	$	5,356
Computation of basic net capital requirement				
Minimum net capital required based on aggregate indebtness:	$	304	$	357
Minimum dollar requirement	$	5,000	$	5,000
Excess net capital over minimum dollar requirement	$	6,199	$	46,829
Excess net capital at 1,500 percent	$	10,895	$	51,472
Excess net capital at 1,000 percent	$	10,743	$	51,293
Ratio: Aggregate indebtedness to net capital		.41 to 1		.10 to 1

See auditors' report and notes to financial statments.

ROBACK, KUMLANDER & PEHL
Certified Public Accountants, LLP

BOUCHEY & ASSOCIATES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005 and 2004

	2005	2004
Reconciliation with company's computation included in Part II of Form X-17a-5		
Net Capital from Part II (unaudited) FOCUS report	$ 24,049	$ 58,758
Nonallowable equity originally reported as allowable	(9,900)	(9,900)
Audit adjustment to record additional commission receivables	-	6,626
Other audit adjustments, net	(2,950)	(3,655)
Net Captial Per Above	$ 11,199	$ 51,829

See auditors' report and notes to financial statments.

ROBACK, KUMLANDER & PEHL
Certified Public Accountants, LLP

The company is a non-clearing broker dealer and is exempt from the reserve requirement under rule 15c3-3 of the Securities and Exchange Commission.

See auditors' report and notes to financial statements.

The company does not enter into transactions that relate to possession or control requirements under rule 15c3-3 of the Securities and Exchange Commission.

See auditors' report and notes to financial statements.

ROBACK, KUMLANDER & PEHL
Certified Public Accountants, LLP   15